Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, PA 18976

December 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Windtree Therapeutics, Inc. Registration Statement on Form S-3 Filed December 23, 2021 (File No. 333- 261878)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Windtree Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-261878) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on January 3, 2022, or as soon thereafter as is practicable.

Please contact Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

[Remainder of the page intentionally left blank]

Very truly yours,

WINDTREE THERAPEUTICS, INC.

By:	/s/ Diane Carman
	Name:	Diane Carman
	Title:	Senior Vice President and General Counsel